

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Ravi Vig
Chief Executive Officer
Allegro Microsystems, Inc.
955 Perimeter Road
Manchester, New Hampshire 03103

      Re: Allegro Microsystems, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 25, 2021
          CIK No. 0000866291

Dear Mr. Vig:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Peter M. Labonski, Esq.